[O’MELVENY & MYERS LLP LETTERHEAD]

June 18, 2012

VIA EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc.
Schedule TO-I
Filed June 6, 2012
File No. 005-86768

Dear Mr. Panos:

On behalf of Healthcare Trust of America, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the letter dated June 14, 2012 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced tender offer materials filed under the Securities Exchange Act of 1934.

The Company has responded below to the Staff’s comments included in the Letter. For the convenience of the Staff, each comment from the Letters is restated in bold prior to the Company’s response to the comment.

Summary Term Sheet

1.	We note that the issuer may determine in its “sole and absolute discretion” whether the consummation of the Offer or the purchase of Class A Shares from any stockholder could jeopardize the company’s qualification and taxation as a REIT for U.S. federal income tax purposes. Offer conditions that are determinable in the issuer’s exclusive discretion imply that the conditions may be asserted at any time for any reason, and therefore may result in the offer being considered illusory. Illusory offers are inconsistent with Section 14(e). Please revise to include an objective standard for the determination of whether this condition has been satisfied. See Section II. B. of Exchange Act Release No. 43069 (July 31, 2000). Please make conforming changes throughout the remainder of the document.

In response to the Staff’s comments, the Company has deleted the reference to “sole and absolute discretion” and indicated that the Company may determine in its “reasonable judgment” whether the consummation of the Offer or the purchase of Class A Shares from any stockholder could jeopardize the Company’s qualification and taxation as a REIT for U.S. federal income tax purposes.

1. Number of Class A Shares; Purchase Price; Proration.

2.	We note that for a variety of reasons, the issuer does not expect it will be able to calculate the final proration factor and commence payment for any Class A Shares purchased pursuant to the Offer until up to five business days after the Offer’s expiration date. Please advise us, with a view toward revised disclosure, why proration has been estimated to take up to five business days given the prompt payment requirements of Rule 13e-4(f)(5) and Rule 14e-1(c). See Section II. B. of Exchange Act Release No. 43069 (July 31, 2000).

The Company acknowledges the requirement to pay the tender offer consideration “promptly” after termination of the Offer under Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act. The Company notes that the term “promptly” is not defined in the rules. The Company further acknowledges that the Staff indicated in Exchange Act Release No. 43069 (July 31, 2000), that the standard for making payment “promptly” may be determined by the practices of the financial community, including current settlement practices, that it would consider payment within three business days after the date of a transaction to be prompt and that under certain circumstances payment more than three business days after the transaction date can still be consistent with the rule. The Company respectfully submits that in the context of this Offer, it expects that payment earlier than five business days after the expiration of the Offer is unlikely to be practicable due to the Guaranteed Delivery procedures under the Offer. Pursuant to Section 3 of the Offer to Purchase, stockholders may properly tender their Class A Shares by delivering to the Depositary (i) a properly completed and duly executed Notice of Guaranteed Delivery prior to the Expiration Date and (ii) all other required documents within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery. Therefore, as disclosed in the Offer to Purchase, it will not be possible to even begin to determine the final number of Class A Shares properly tendered and not properly withdrawn (and how many Odd Lots are properly tendered and not properly withdrawn) or the final proration factor (if any) until three business days after the Expiration Date if any Class A Shares are tendered by Guaranteed Delivery. Until the final results of the Offer and proration factor (if any) are determined, the Company is not able to make payments. Due to the foregoing factors, the Company expects that it will require up to five business days to calculate the final proration factor and commence payment and that such time period is consistent with issuer tender offers with similar terms under similar conditions.

4. Withdrawal Rights

3.	We note that tendered shares not already accepted for payment after the expiration date of July 18, 2012 may not be withdrawn until August 5, 2012. Forty business days after the commencement of the Offer on June 6, 2012 will elapse, however, at the end of August 1, 2012. Please revise to conform with the requirements of Rule 13e-4(f)(2)(ii) and make conforming changes throughout the remainder of the document, or advise.

In response to the Staff’s comments, the Company has changed all references from August 5, 2012 to August 2, 2012.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Shares.

4.	The information provided in response to Item 8 of Schedule TO-I does not appear to fully comply with Item 1008 of Regulation M-A. Specifically, the disclosure refers to the issuer’s “share repurchase plan” involving Class A shares during the 60 days prior to June 6, 2012, but provides no additional information regarding any such transactions. Please revise to provide the information required under Item 1008(b) of Regulation M-A, or advise.

In response to the Staff’s comments, the Company has included additional information required pursuant to Item 1008(b) of Regulation M-A with respect to share repurchase transactions involving the Company’s Class A shares during the 60 days prior to June 6, 2012.

Exhibit (a)(5)(f) – Press Release

5.	None of the forward-looking statements made in connection with this tender offer are eligible to be defined within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934. Please revise the Schedule TO to remove the implication that forward-looking statements made in connection with this tender offer are eligible to receive the Private Securities Litigation Reform Act of 1995’s safe harbor protections.

In response to the Staff’s comments, the Company has deleted the above-referenced language.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (415) 984-8833 or by email at phealy@omm.com.

Respectfully submitted,

/s/ Peter T. Healy

Peter T. Healy of

O’Melveny & Myers LLP

cc:

Scott D. Peters

Kellie S. Pruitt

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

Certificate of Healthcare Trust of America, Inc.

The undersigned, Scott D. Peters, the Chief Executive Officer, President and Chairman of Healthcare Trust of America, Inc. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof, the undersigned has caused this Certificate of Healthcare Trust of America, Inc. to be signed on behalf of the Company on the 18th day of June, 2012.

Healthcare Trust of America, Inc.

By:	/s/ Scott D. Peters
Name:	Scott D. Peters
Title:	Chief Executive Officer, President and Chairman